

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

January 04, 2007

<u>via U.S. mail and facsimile</u>

Mr. Dale Corman
Chair of the Board, CEO and President
Western Copper Corporation
Suite 2050 – 1111 West Georgia Street
Vancouver, B.C.
CANADA V6E 4M3

      Re: **Western Copper Corporation**
             Amendment No. 1 to Form 20-F Registration Statement
             Filed November 27, 2006
             File No. 0-52231

Dear Mr. Corman:

We have reviewed your filing and response letter dated November 24, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F/A1 Filed November 27, 2006

General

1.   We remind you of prior comment 1. As you are aware, the reporting
        requirements of the Securities Exchange Act of 1934 now apply.

2.   We note that you deleted the glossary, but we reissue prior comment 4 in part.
        You retain overly technical disclosure that most readers will find difficult to
        follow, including for example the second paragraph under "Property Geology" on
        page 14. Please revise accordingly.

Risk Factors, page 7

3.   Because at least three examples of "no assurance" language remain in this section,
        we reissue prior comment 8 in part. Please revise accordingly.

Liquidity and Capital Resources, page 19

4.   We reissue prior comment 13. Because the amount for three months remains less
        than the amount received for the larger six month period ending on the same date,
        the net amounts listed as "received" in the two periods also require further
        explanation.

Biographical Information, page 20

5.   We note your response to prior comment 14. As appropriate, revise to identify
        the principal business conducted by all current employers; you need not identify
        the principal business conducted by entities for which the named individuals serve
        only as directors and receive no consulting fees or other material compensation.

6.   Further revise Mr. Corman's sketch to clarify when he became president and to
        clarify the reference to "publicly listed companies" by indicating where these
        companies are or were publicly "listed" – whether in the United States or in
        Canada, for example. Also revise other sketches to clarify when in each case the
        individual became a director and was first appointed to each office you list, such
        as Vice President, Corporate Development.

United States Federal Income Tax Consequences, page 38

7.   We note the disclosure at page 33 and reissue the first part of prior comment 15;
        please eliminate the suggestion that the reader "should" seek advice from others.

Signatures, page 43

8.   Please ensure that the marked version of the amendment that you file and provide
        to the staff contains text that is identical to the text included in the version filed
        via EDGAR. For example, we note the reference at page 42 to exhibit 23.2 dated
        "XXXXX" and at page 43 to a signature date of "__, 2006."

Exhibit 17.1 – Western Copper Business

Financial Statements – December 31, 2005, 2004 and 2003

Note 1 – Transfer of Assets, page F-6

9.   We note your response to prior comment 22 indicating that you made disclosure
        revisions in this Note 1 and in Note 2 of Exhibit 17.2 complying with our request
        to clarify whether Western Copper was part of the Western Silver business sold to
        Glamis Gold, or if separation occurred prior to this transaction. However we did
        not see any change in the Amendment No. 1 filed. We reissue prior comment 22.

Note 11 – Material Differences Between Canadian and U.S. GAAP, page F-12

10.   We note your response to prior comment 23, explaining that the $4 million
        carrying value represents costs capitalized, net of impairment charges, for the
        Carmacks property, which was transferred to you from Western Silver. We
        understand the initial 50% ownership was acquired in 1989, and the remaining
        50% ownership was acquired in 1996. You disclose that copper prices were not
        sufficient to make the project economic, and that it had been written down to the
        $4 million balance in 2001.

        Given that you had not established proven and probable reserves as defined by
        Industry Guide 7 in these earlier years, it appears the $4 million balance should
        have been written-off for U.S. GAAP purposes in a period preceding those
        reported in the filing under review. Unless you have documentation showing
        recoverability under a SFAS 144 impairment test for 2002 and subsequently, and
        SFAS 121 for 2001 and earlier, you would likely need to eliminate the $4 million
        capitalized cost balance under U.S. GAAP.

        Under these circumstances, you would need to restate your U.S. GAAP
        information and include error correction disclosures covering each period
        presented. Similar revisions would be required in your disclosure in Note 13 of
        Exhibit 17.2.

Exhibit 17.2 – Western Copper Corporation

Financial Statements – June 30, 2006

Note 2 – Plan of Arrangement, page F-6

11.   We note your response to prior comment 27 explaining that the intent of
        exchanging stock options in the Plan of Arrangement was to substitute existing
        Western Silver options with comparable value instruments, and clarifying that the
        options issued had terms which mirrored those of Western Silver.

        Please expand your disclosure to include this explanation, and to identify the
        consideration you received in exchange for the warrant conveyed to Glamis Gold,
        providing for the acquisition of 5% of your fully diluted shares, measured as of
        the May 3, 2006 acquisition date, at $3.50 per share. Please disclose the number
        of shares representing this 5% interest

        Please submit the analysis you performed in reaching your conclusion that the
        Western Copper option values were comparable to the Western Silver option
        values, given the one-to-one exchange basis and $0.88 exercise price associated
        with the newly issued options mentioned in your disclosure. Please refer to
        paragraphs 51, 53 and 54 of SFAS 123(R) for accounting guidance on equity
        restructurings under U.S. GAAP.

        Please include a schedule with your reply listing the options exchanged, and
        details such as the original issuance date; exercise price; term and vesting
        provisions; values ascribed; assumptions utilized in determining values; options
        issued in the exchange for each category; and the value of those options and
        related assumptions.

Note 14 – Subsequent Events, page F-19

12.   We note your response to prior comment 28, setting forth your conclusion that
        Lumina Resources Corporation is not a significant business acquisition for which
        you would need to file separate financial statements, since the results of all three
        of your tests of significance under Rule 3-05 of Regulation S-X were below the
        20% threshold. However, you did not provide computations related to the
        investment, which would be based on the value of shares you agreed to convey.
        We will continue our review of this matter once you have completed your reply.
        We reissue prior comment 28.

        On a related point, please expand your disclosure to include the number of shares
        you would exchange and the market value of those shares at the time of entering
        into the arrangement. Also disclose the reasons you wish to acquire the entity.

Engineering Comments

Form 20-F/A1 Filed November 27, 2006

General

13.   We have read your response to prior comment 29, regarding your characterization of the enterprise as being in the development stage. Please note that under Industry Guide 7(a), the "development stage" is defined to include all issuers that are engaged in the preparation of an established commercially minable deposit, which correlates with the definition of a reserve for U.S. reporting purposes, for extraction. In other words, an issuer must have a "reserve" to be in the "development stage."

You must be able to demonstrate that the mineral deposit can be economically and legally mined prior to characterizing the enterprise as being in the development stage. For U.S. reporting purposes, this is typically accomplished by conducting a final feasibility study and showing that you can obtain all necessary government operating approvals. As we understand the status of your project, you have not met these requirements.

If you believe that your mineral deposit would be appropriately regarded as a reserve under the Industry Guide 7(a) definitions, please contact us by telephone to arrange for further review of the underlying documentation. We reissue prior comment 29.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Roger Baer, Mining Engineer, at (202) 551-3705 if you have any questions about comments on engineering matters. Please contact Timothy Levenberg, Special Counsel, at (202) 551-3707, with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: T. Levenberg
        L. Dang
        K. Hiller
        R. Baer